September 17, 2025

Megan E. Schreiner
Interim Chief Financial Officer
Sterling Real Estate Trust
d/b/a Sterling Multifamily Trust
4340 18th Ave S., Suite 200
Fargo, ND 58103

        Re: Sterling Real Estate Trust
            Form 10-K for the Year Ended December 31, 2024
            Form 10-Q For the Quarterly Period Ended June 30, 2025 File No. 000-54295
Dear Megan E. Schreiner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q For the Quarterly Period Ended June 30, 2025
Liquidity and Capital Resources, page 43

1. We note your disclosure here, and in Note 7, with regard to your lines of credit. Please address the following:
           You indicate that you have a $19.8 million line of credit with Gate City Bank expiring July 2025, while in Note 7 you indicate the expiration date is September
          2025, and in the 10-K for the year ended December 31, 2024, you indicate that the line is $14.8 million, expiring in July 2029. Please clarify the amount of the line and when it expires.
           To the extent your line of credit with Gate City Bank expires within the next 12 months, please tell us and revise your discussion of liquidity in future filings to address how you intend to repay the line at its expiration date.
           We note that you began to carry a balance on your lines of credit in the 2nd quarter of 2024, and then draws have increased through the first 2 quarters of
 September 17, 2025
Page 2

          2025. Please tell us if you believe your change in the utilization of your lines of credit represents a strategic shift in your financing strategy, or if you still consider these lines of credit as a means to enhance treasury management activities and more effectively manage cash balances.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction